

INVEST IN **KIDCABOO, THE UBER FOR KIDS**

With a pristine safety record, proprietary tech & protocol, we're changing life for busy families

LEAD INVESTOR ⌄

Harry Campbell

I've been covering the rideshare industry for almost 10 years and the 'Uber for kids' niche has always been a huge opportunity in my mind. Rebecca and the team at Kidcaboo are in a perfect position to dominate this category and expand their presence across the nation. Kidcaboo has shown that they have what it takes when it comes to fundraising, operations and product to lead the charge. I'm excited to be lead investor for this round and help them continue on their mission!

Invested $5,000 this round & $5,000 previously

kidcaboo.com   New York

Technology   Female Founder   Service   Transportation   Childcare

Highlights

1 🇺🇸Operating in 8 states (TX, FL, PA, CT, VA, AZ, NC, NE); 4 add'l states expected by Fall, 2023

2 $2.76M booked in new recurring revenue since Dec. 2022

3 🥳 Astonishing 96% YOY repeat clients rate (for four+ years based on testing)

4 🤝 Partnership with Tusk Holdings' Pericles Program (helped early stage Uber & Lemonade)

5 Raised $2.3M total previously, from unrelated parties

6 Total Addressable Market (TAM) of $173B and 53M children in the US alone

7 🥵 Incredible viral and word-of-mouth growth with $0 spent on ads

8 High Potential to Gain Market Loyalty; little B2C competition

Our Team



Rebecca Lock Founder/CEO of Kidcaboo Holdings, Inc

My children

> In 2018, after three years at home with my young children, I received an opportunity to return to a career I loved, producing reality/doc TV. But after an extensive search, I couldn't find someone to drive them to school and activities each day. Devastated, I was forced to turn down the job. I sought to understand this problem and how to solve it.

 **Jennifer Kessler** President

 **Brittany Labrincha** VP, Driving Nanny Team at Kidcaboo, LLC

 **Ali Ispahany** Interim CTO at Kidcaboo, LLC

Mass Mobile Apps

 **Eric Morse** CMO at Kidcaboo, LLC

 **Rick Gilman** CIO at Kidcaboo, LLC

I'm an app developer and thrilled to be part of Kidcaboo.

 **Sandra Phillips** Advisor

International Mobility/Ridesharing Architect; MOVMI, Founder

 **John Gardner** Advisor

 **Mike Lock** Advisor



Executive Director at AQR Capital Management

Kidcaboo is a famtech company that offers mobility solutions for children between the ages of 5 and 17 through a high-tech and safe riding environment.

As parents, we spend up to **49 hours/month** driving our children around on a workday. The outcome is easy to guess—severe burnout and continuous workplace issues.

Worse still, the complex demands of modern-day child-bearing eventually result in career breaks, usually (read always) for us, the moms.

Thankfully, there's Kidcaboo!


kidcaboo
Safe, Reliable Driving Nannies Offering Rideshares for Kids
Logout
Welcome, Leslie Gilman!
My Rides
Find Rides
Set Schedule
My Schedule

We are bringing Safety, Flexibility, and Freedom to today's busy parents, specifically working mothers, who should NEVER have to downplay their ambitions

With a lack of choice, many parents today depend on Uber or Lyft to transport their children from schools and extracurricular activities. But traditional ride-sharing companies not only have policies against minors travelling alone, but it's Just Not Safe. Not all families can afford nannies, and school-provided transportation options lack flexibility.

Kidcaboo was designed with the comfort and safety of kids in mind, and it's the most Reliable and Affordable solution that parents have been waiting for. How confident are we about that?

Launched in 2019 with national expansion beginning in February 2022 in TX, the waitlist for our ride in upcoming launch states now ranges from a few 100 to over a 1000! The best part is we have been receiving this overwhelming response through word-of-mouth recommendation, without spending anything on marketing.

HOW KIDCABOO WAS BORN

In 2019, Rebecca Lock was set to start her new job as a reality and documentary TV producer after a three-year break. Like many mothers, Rebecca had temporarily paused her fifteen-year-long and successful career in documentary and reality TV production to raise her two young children. With her children in school, the timing to go back to a career she loved couldn't have been more perfect. But what sounds like a story with a happy ending backfired miserably!

Rebecca had to turn down the offer because she couldn't find someone to drive her children to and from school and their other after-school activities.

Determined to ensure no other moms go through what she did, Rebecca took matters into her own hands.

After initial research within her community and then nationwide, Rebecca realized the pressure on working parents to drive children around was deep-rooted and without any solution. In every case, either a parent had to miss out on their career, or a child had to drop an after-school activity.


kidcaboo
"Is it safe to put a 13-year-old in Uber by herself? I can't find another option to get her home from school."
"My kids are at different schools next year. Both schools start at the exact same time, the time I have to be at work. Do the kids Teleport? Hitchhike?

To understand the needs and gaps in mobility solutions for children, Rebecca jumped in at the deep end. She drove young children from 6 AM until late at night, often with her kids in tow. She also interacted with families and got a better picture of what parents expect from kids' car services. Most importantly, she realized a vast and untapped opportunity was staring right back at her.


kidcaboo
800
rides completed



10,000+
miles driven

80+
families



In a few months, Rebecca had completed 800 rides, driven 10,000+miles, and worked with 80+ families! With a strong grasp of the problem, it was now time for a SOLUTION.



OUR SECRET – OVER $1M INVESTED IN SAFETY-ENHANCING TECHNOLOGY AND PROTOCOL

Kidcaboo prioritizes children's safety and peace of mind of parents over everything through advanced mobility tech. It relies on two self-developed apps, AI-driven, real-time dash cams, driver monitoring and GPS tracking, and accident prediction tools. Our team of safety monitors literally watches every ride via in-car dashcams in real time to ensure rides are happening on time and safely. We are fully insured with innumerable relevant policies and licensed and compliant as a TNC in operational states.



kidcaboo

Kidcaboo prioritizes children's safety and peace of mind of parents over everything through advanced mobility tech.

 **AI-driven**

 **Real-time dash cams**

 **Driver monitoring**

 **GPS tracking**

 **Accident prediction tools**





IN FEBRUARY 2022, KIDCABOO FULLY LAUNCHED OPERATIONS IN TEXAS, ARIZONA, AND NORTH CAROLINA.



Launches and expansions in metropolitan areas in states across the country are planned in the coming months and years. Designed by a mom for all the moms out there, Kidcaboos are driven by **heavily vetted and experienced Driving Nannies,** making it unique and an instant hit!

kidcaboo



Nanny Vetting Process

1
- 21+ years of age
- 3+ years of childcare experience

2
- Clean driving record
- 3rd party background checks

3
- vehicle has to meet the state TNC standards
- Pass an independent vehicle inspection

4
- Interview to know personalities,
- Go through IT training

5
Qualify as a Kidcaboo Nanny!



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kidcaboo

Kidcaboo's Driving Nannies



Danielle

Danielle has a BA & MA in elementary education. She is CPR & first aid certified. She was a princess at Disney World, after being accepted into the competitive Disney World College Program.



Corrine

Corinne has over six years of childcare experience, serving as a Pre-K teacher at a private school. She fluently speaks Spanish and English and is studying for her Associate's Degree in Early Childhood Education.



Our indirect competitors include traditional rideshares designed for adults, school transportation companies, and B2B children rideshare options.




Welcome, ali ispahany!
What would you like to do?
My Child's Schedule
Book A Ride
My Rides
Track A Ride
Available on the App Store and Google Play
The driving nanny app allows our drivers to select rides that fit their schedules, offers, directions to rises and provides rider info
Our parent app allows parents to easily schedule, edit, receive notifications about and pay for rides. Our "Track A Ride" features allows for live GPS tracking.

> *We are one of the few B2C children's transportation companies, a status that allows us access to licensing in states with vast, almost fully unmet markets.*

A SMART INVESTMENT IN A COMPANY WITH A PURPOSE

43% of highly qualified women with children leave their careers or take a career break. As part of the 43%, Rebecca realized how difficult it is for women to get back into the workforce without a lack of support.

Moreover, of full-time working moms with young children, 70% also report handling the vast majority of childcare. Over time, this contributes significantly to gender inequality, pay gaps, missed promotions, and long-term financial impact. Exacerbated by COVID, the impact of the day-to-day childcare responsibilities that fall on, largely speaking, women, are now understood to have set working moms back decades.

The need forwell-designed mobility solution for school-age kids that allows parents to be present at and focus on work, during work hours, was so massive that our adoption rates are astronomical!

kidcaboo

We tracked client behavior to determine our solution's success

96%



CLIENT RETURN RATE YEAR-OVER-YEAR

Based on beta client and waitlist over two academic school years

87%



OF NEW CLIENT SCHDULE REGULAR, REPEAT RIDES AFTER THEIR FIRST RIDE

THE PROOF LIES IN NUMBERS

We recently launched in **TEXAS** in February 2022 and saw astronomical growth!

kidcaboo

$28-33 AVERAGE KIDCABOO RIDE


33% KIDCABOO SHARE


67% DRIVER SHARE


70%

Growth Week on Week



> ***LIMITED NJ BETA TEST 2019-2020, REGARDLESS OF GEOGRAPHIC REGION.***

Our Waitlist of Clients within Weeks is Staggering

kidcaboo
Kidcaboo's Market
Our parents tend to be busy, educated , carrier-oriented parents. Most have a combined household of over 100,000/yr and live near large, metro areas.
An average kidcaboo family use kidcaboo 4.5 times/wk. An average kidcaboo ride is 28$.
TAM
$173.6B
Ride revenue available from all U.S School-age Children (~5-17)
SAM
$70B
Ride revenue available from all U.S School-age Children in families earning a combined $100,000+/yr .
SOM
$33.7B
Ride revenue available from all U.S School-age Children in families earning a combined $100,000+/yr, living in/near a metro areas.



THE ROAD AHEAD

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kidcaboo

Our Five-Year roadmap is based on well-tested, researched, and proven numbers through extensive beta periods. The chances are that we might exceed those numbers and revenue

1 BILLION
ANNUAL REVENUE


30-40+ MARKETS
KIDCABOO REACH


25+ US STATES
KIDCABOO OPERATIONS




kidcaboo
Current & Upcoming Markets

Current : Texas

Kidcaboo launched Mid-January in Dallas, Houston, Austin & San Antonio with over 60 driving nannies.

Our average week-over-week growth rate is ~70%

In the Work: New Jersey

With attorney general sign-off and a partnership with Tsuk Holdings' Pericles Group, Kidcaboo is nearing the finish line of a year-long effort to be the state's first and only licensed, insured TNC for kids.

Our NJ waitlist is >800 & growing daily.

And North Carolina, Georgia & Florida

Our TNC license in NC is in progress & we're eager to meet a large demand, especially in the research Triangle & Charlotte Areas. Our license application will soon be filled in GA & FL.

Current : Arizona

Kidcaboo launched Scottdale-Phoenix in Mid-March. We're seeing the same honey-stick growth we've experienced in other states

Next up: PA, MD, CT, VA , IL & More



We also project an exit in around 5 years (via an acquisition or IPO), after reaching unicorn status and >1B annual revenue prior to that time. Neither future outcome can be guaranteed.

Unlike school-connected indirect competitors like HopSkipDrive and Zum, Kidcaboo scales rapidly within and across states and should be in about ten states within the year, exceeding numbers in our conservative model.

JOIN US IN OUR GROWTH JOURNEY

WE HAVE APPROVAL TO LAUNCH IN TWO (2) MORE STATES.



We have already raised ~**1.25M thus far in seed funding**. We have a powerful partnership with **Tusk Holdings' Pericles Group**, an advisory group focused on helping startups break through roadblocks. Pericles Group is pivotal in our growth journey, having helped companies like **Uber and Lemonade.**

kidcaboo

We have a powerful partnership with Tusk Holdings' Pericles Group, an advisory group focused on helping startups break through roadblocks.

$1.25M
raised



THE KIDCABOO TEAM IS MOVING FAMILIES FORWARD

kidcaboo

Team

 **Rebecca Lock**
Founder / CEO

 **Shuri Alarcon**
COO

 **Ali Ispahany**
Interim CTO

 **Adarsh Bhardwaj**
Interim Product Manager

 **Eric Morse**
Marketing

 **Brittany Labrincha**
VP Driving Nanny Operations

 **Sandra Phillips**
Adviser / Shared Mobility Architect

 **John Gardner**
Business / Tech Adviser

 **Mike Lock**
Machine Learning / Data Adviser



In 2003, The New York Times published an article on why working mothers are becoming part of what's popularly known as the "opt-out revolution." It's not like mothers never intend to get back to work after childbirth. It's just that there are too many barriers limiting her growth. What's concerning is that not much has changed in 20 years...

It's time for a revolution, and Kidcaboo is on a mission to change the playing field, starting with safe transportation for children so that mothers don't have to choose between a career and family.



BE A PART OF OUR GROWTH. LET'S DO THIS! LET'S BRING BACK THE 43% OF QUALIFIED WOMEN WHERE THEY BELONG WHILE CREATING A SAFER FUTURE FOR OUR CHILDREN

